Exhibit 99.1
Satyam Posts 38.8 Percent Year-over-Year Revenue Growth in Second
Quarter Despite Slowdown in Key Markets
•	FY2009 Revenue Now Estimated at Rs.11,273 crore to Rs. 11,475 crore — annual growth of 33% to 35.4%
•	FY2009 EPS growth at 35%
HYDERABAD, India, October 17, 2008: Satyam Computer Services Ltd. (NYSE: SAY), a leading global consulting and information technology services company, today reported US GAAP results for its second quarter, which ended Sept. 30, 2008.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
•	Revenue was Rs.2819.29 crore; a YoY increase of 38.8% and a sequential increase of 7.6%.

•	Net Profit after Tax was Rs. 580.9 crore; a YoY increase of 42.0% and a sequential increase of 6.1%.

•	EPS for Q2 2009 was Rs. 8.63; a YoY increase of 41.0% and a sequential increase of 5.8%.

•	EBITDA margin for the quarter was 23.1%
“The second quarter was challenging in many respects, as problems in the US financial industry affected other regions and sectors,” said Satyam Chairman and Founder B. Ramalinga Raju. “Despite this background, a heightened focus on operational efficiency, a comprehensive services portfolio and an ability to provide true transformation have enabled Satyam to excel.”
US GAAP Highlights
The highlights of the results under US GAAP are:
•	Revenue was US$652.2 mn; up 28.0% YoY and 2.3% sequentially.

•	Net Income was $132.3 mn; YoY increase of 29.8% and a sequential increase of 4.5%.

•	Basic earnings per ADS for the quarter was US$0.39; increase of 25.8% YoY and up 2.6% sequentially.

•	Operating margins (EBIT) for the quarter was 20.33%.
Other Highlights

•	The parent company ended the quarter with 48,434
•	Associates, an addition of 1,814 Associates including 221 trainees for Q2 09. The number of Associates including subsidiaries and joint ventures stood at 52,865
•	Attrition on a trailing twelve months basis fell to 12.3% from 12.6% in Q1 FY09. Annualized quarterly attrition for the quarter stood at 12.7%

•	33 Customers added during the quarter
Business Outlook
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.55 bn and US$2.59 bn, implying a growth rate of 19.0% to 21.0% over fiscal 2008. Basic earning per ADS* for fiscal 2009 is expected to be between US$1.47 and US$1.50, implying a growth rate of 17.6% to 20.0% over fiscal 2008

•	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 11,273 crore and Rs 11,475 crore, implying a growth rate of 33.0% to 35.4% over fiscal 2008. EPS for the full year is expected to be between Rs. 33.57 to Rs. 34.10, implying a growth rate of 33.0% to 35.1%

•	For Q3 FY 2009, under US GAAP, revenue is expected to be between US$634.0 mn and US$652.2 mn. Basic earning per ADS* for the quarter is expected to be between US$0.35 and US$0.36

•	For Q3 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,945 crore and Rs 3,034 crore, implying a growth rate of 4.4% and 7.6%; EPS for the quarter is expected to be between Rs. 8.39 to Rs. 8.6

*	Excluding Fringe Benefit Tax (FBT) on ESOPs
“In the second quarter, Satyam demonstrated its ability to succeed even in difficult economic environments, an indication that our strategies provide a comprehensive suite of end-to-end services in key industries and regions is effective,” said Satyam Chief Financial Officer Srinivas Vadlamani. “While we anticipate some near-term difficulty as we move ahead, we are confident that our approach will enable Satyam to continue to thrive long into the future.”
Key Q2 Business Developments
Indian consumer durables major
Based on its end-to-end capabilities in set-top-box solutions and industry expertise, Satyam was engaged to help an Indian consumer durables organization launch a direct-to-home broadcasting solution with conditional access system support.
Global technology and services conglomerate
Satyam has helped a global electrical products company’s Chinese business units introduce more than 30 new products to US and European markets. The team has also helped remove more than $15 million in costs from the client’s processes and systems.

Global soft drink company
Satyam is supporting and maintaining the soft drink company’s SAP ECC 6.0 application in China. Chinese-speaking Satyam professionals are helping the client overcome language barriers with local SAP users, and optimizing the software’s rollout and use.
UK-based insurance company
Satyam is defining an insurance company’s operational and technical requirements, and indentifying and recommending a solution to outline how it can meet its growth plans. The roadmap will also show how the company can introduce new treasury products to maintain its market leadership.
US-based financial services company
Citisoft is managing a front-office system selection exercise for the Private Wealth Management division of one of the world’s largest financial services companies. Geographies involved include North America, Europe, Asia Pacific and the Middle East. The objective is to provide a unified, global, multi-asset class decision support and trading platform.
Global aluminum smelter
Satyam is managing a two-year plant automation and integration project at the client’s United Arab Emirates facility. Satyam will supervise and manage plant automation related deliveries of Engineering, Procurement and Construction Management, and carry out technical assurance audits and quality control checks.
Global chemical company
Satyam is managing the SAP implementation of a global chemical company. The project resulted from other successful SAP projects Satyam had managed for the organization, as well as its familiarity with the chemical industry and constantly expanding capabilities in the enterprise software.
Global thermal control manufacturer
Satyam won a data connectivity engagement with a leading thermal controls manufacturing company. The team will provide an enterprise data-management platform to store equipment data in SQL Server, providing users with consistent access to information through reports.
Global avionics company
Satyam is designing the system electrical integration scheme for one of the world’s leading manufacturers of business, special mission and trainer aircrafts. Satyam began working with the client by handling mechanical system design.
UK-based pharmaceutical company
Satyam is helping a global pharmaceutical company—and longtime client—save nearly $800,000 by consolidating its services under a single work order. The account team has also optimized and automated a reporting mechanism, resulting in a more streamlined operation and reduced headcount.
European construction firm
Satyam won a major MDM project with a heavy equipment manufacturing company in Europe. The solution provides a closed-loop, multi-layer framework that ensures an accurate, reliable, 360-degree view of business entities by integrating master data from disparate source systems.

Healthcare initiative for rural Indians
Satyam delivers world-class healthcare to remote villages in India. The public/private partnership between the government of the Indian state of Andhra Pradesh and Satyam provides a fleet of healthcare vans—mobile health units (MHU)—that visit villages on designated days to residents, many of whom have never been seen by medical professionals before.
Conference Call and Webcast Details
Satyam will host a conference call at 6:30 p.m. IST today to discuss its results for Q2 FY09. To participate, dial 866-746-2133 (+91 22 3065 0728 in India) approximately 10 minutes before the call begins. The call will also be accessible live on the Investor Relations section of the Satyam web site at www.satyam.com.
A replay will be available by dialing 877-344-7529 (in the US), 91 22 3065 1212 (in India) and 412-317-0088 (all other locations) and entering access code 728926# from 6:25 p.m. IST Friday, Oct. 18 through Friday, July 25, 2008.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.

*	As of September 30, 2008
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.

Satyam Computer Services Limited
Consolidated Statement of Income
The detailed highlights of Q2 fiscal 2009 is given in the investorLink (it should be hyperlinked to investorlink on website). We have also uploaded the financial statements on our website (www.satyam.com) for easy access.
For further information, contact:
Anomitra Bhattacharyya
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-30654182 Fax: +91-40-27840058
Email: Investorrelations@satyam.com
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Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

India	Ajith Henry ajith.henry@ipan.com
+91-982-081-4870
US	James Swords James_Swords@Satyam.com
+1-703-877-2225
Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com
+44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au
+61-439-408-484
Reshma Wad Jain Reshma@wer1.net
+65-98-140-507